Exhibit 3


                         Consent of Independent Auditors

The Board of Directors
of Golden Cycle Gold Corporation:

     We consent to the incorporation by reference in the Registration Statement on Form S-3 of Golden Cycle Gold Corporation of our report dated March 14, 1997, relating to the consolidated balance sheets of Golden Cycle Gold Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, which report appears in the December 31, 1996 annual report on Form 10-K of Golden Cycle Gold Corporation.

     We also consent to the reference to our firm under the heading "Experts" in the prospectus.

                                        KPMG Peat Marwick LLP


Denver, Colorado
May 12, 1997